SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2012

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

Gafisa Files Form 6-K Updating Certain Information it Intends to File in the Amended Annual Report on Form 20-F for 2009 & the Annual Report on Form 20-F for 2010

FOR IMMEDIATE RELEASE - São Paulo, January 17, 2012 – Gafisa S.A. (Bovespa: GFSA3; NYSE: GFA), Brazil’s leading diversified national homebuilder, filed with the U.S. Securities and Exchange Commission (“SEC”) a Current Report on Form 6-K which updates certain unaudited financial information it intends to include in its Amended Annual Report on Form 20-F for 2009 and its Annual Report on Form 20-F for 2010 upon the conclusion of a reaudit of 2009 by PricewaterhouseCoopers Auditores Independentes (“PwC”).

The Form 6-K can be found on the SEC’s website and the Company’s website at www.gafisa.com.br/ir.

On April 1, 2011, the Company issued a Current Report on Form 6-K announcing its decision to restate its previously issued 2009 Form 20-F as a result of errors identified within the report.  As stated in the Company’s Current Report on Form 6-K furnished June 27, 2011, Ernst & Young Terco Auditores Independentes S.S. ("Ernst & Young Terco")  resigned as the Company’s independent registered accounting firm with respect to 2009 for purposes of its filings with the SEC and, as stated in the Company’s Current Report on Form 6-K furnished July 7, 2011, the Company engaged PwC as its independent registered accounting firm with respect to 2009 for the purposes of its filings with the SEC. Ernst & Young Terco however remains our independent auditors with respect to 2009 for purposes of our Brazilian GAAP financial statements filed with the Brazilian securities commission (CVM).

The Company is committed to filing its Amended Annual Report on Form 20-F for 2009, and consequently, its Annual Report on Form 20-F for 2010, as soon as reasonably practicable following the completion of PwC’s audit procedures.

In the meantime, the Company is furnishing on Form 6-K, the unaudited information it intends to include in its Amended Annual Report on Form 20-F for 2009 and its Annual Report on Form 20-F for 2010 once PwC’s reaudit is completed. The information contained in the Form 6-K does not include audited financial statements, audit reports or relevant Form 20-F exhibits or certifications for each respective year.

The Company has also been granted an extension to July 15, 2012 by the NYSE pursuant to Rule 802.01E to allow the continued listing of the Company’s ADRs on the NYSE in connection with the delayed filing of the annual report on 20-F.

About Gafisa

Gafisa is a leading diversified national homebuilder serving all demographic segments of the Brazilian market. Established over 56 years ago, we have completed and sold more than 1,000 developments and built more than 12 million square meters of housing only under Gafisa’s brand, more than any other residential development company in Brazil. Recognized as one of the foremost professionally managed homebuilders, "Gafisa" is also one of the most respected and best-known brands in the real estate market, recognized among potential homebuyers, brokers, lenders, landowners, competitors, and investors for its quality, consistency, and professionalism. Our pre-eminent brands include Tenda, serving the affordable/entry level housing segment, and Gafisa and AlphaVille, which offer a variety of residential options to the mid to higher-income segments. Gafisa S.A. is traded on the Novo Mercado of the BM&FBOVESPA (BOVESPA:GFSA3) and on the New York Stock Exchange (NYSE:GFA).

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of Gafisa. These are merely projections and, as such, are based exclusively on the expectations of management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors; therefore, they are subject to change without prior notice.

Contact:
Luciana Doria Wilson Investor Relations Phone: +55 11 3025-9297/8404-2500 Fax: +55 11 3025-9348 ri@gafisa.com.br	Media Relations (Brazil) Debora Mari Maquina da Notícia Comunicação Integrada Phone: +55 11 3147-7412/ Fax: +55 11 3147-7900 Email: Debora.mari@maquina.inf.br

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: January 17, 2012

Gafisa S.A.

By:	/s/ Alceu Duílio Calciolari
Name: Alceu Duílio Calciolari Title: Chief Executive Officer and Investor Relations Officer